Filed by Nuveen AMT-Free Municipal Value Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Pennsylvania Municipal Value Fund

Commission File No. 811-22273

Nuveen New Jersey Municipal Value Fund

Commission File No. 811-22274

Nuveen Closed-End Funds’ Board of Trustees Approves Five Fund Reorganization Proposals

NEW YORK, August 7, 2020 – The Board of Trustees for eleven Nuveen municipal closed-end funds approved five reorganization proposals. The reorganizations are subject to customary conditions, including shareholder approval. The reorganizations are intended to create larger funds with lower operating expenses and increased trading volume on the exchange for common shares.

More information on the proposed reorganizations will be contained in proxy materials expected to be filed in the coming weeks. The proposed fund reorganizations are as follows:

Acquired Fund	Symbol	Acquiring Fund	Symbol
Nuveen California Municipal Value	NCB	Nuveen California Municipal	NCA
Fund 2		Value Fund, Inc.
Nuveen New York Municipal Value	NYV	Nuveen New York Municipal	NNY
Fund 2		Value Fund, Inc.
Nuveen Pennsylvania Municipal Value	NPN	Nuveen AMT-Free Municipal	NUW
Fund		Value Fund
Nuveen New Jersey Municipal Value	NJV	Nuveen AMT-Free Municipal	NUW
Fund		Value Fund
Nuveen Maryland Quality Municipal	NMY	Nuveen Quality Municipal	NAD
Income Fund		Income Fund
Nuveen Michigan Quality Municipal	NUM	Nuveen AMT-Free Quality	NEA
Income Fund		Municipal Income Fund

For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Advisors: 800-752-8700

Investors:

800-257-8787

Media:

media-inquiries@nuveen.com

FORWARD-LOOKING STATEMENTS

Certain statements made herein are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;
•	legal and regulatory developments;
•	the ability to satisfy conditions to the proposed reorganizations; and
•	other additional risks and uncertainties.

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Nuveen and the closed-end funds managed by Nuveen Fund Advisers and Nuveen affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The annual and semi-annual reports and other regulatory filings of Nuveen closed-end funds with the

Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at http://www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect Nuveen closed-end funds. The information contained on the Nuveen website is not a part of this press release.

IMPORTANT INFORMATION

In connection with the reorganization proposals discussed herein, the funds expect to file with the SEC solicitation materials in the form of proxy statements and/or joint proxy statement/prospectuses that will be included in registration statements on Form N-14, as applicable. After each registration statement is filed with the SEC, it may be amended or withdrawn and the proxy statement and/or joint proxy statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the solicitation materials and any other relevant documents when they become available because they will contain important information about the reorganization proposals. After they are filed, free copies of the solicitation materials will be available on the SEC’s web site at www.sec.gov.

This communication is for informational purposes only and is not a solicitation of a proxy from any fund shareholder and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. However, the funds, Nuveen Fund Advisers and certain of their respective directors/trustees, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from shareholders in connection with the reorganization proposals discussed herein. Information about the directors/trustees and officers of the funds may be found in their respective annual reports previously filed with the SEC.

Fund shares are not guaranteed or endorsed by any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation. Shares of closed-end funds are subject to investment risks, including the possible loss of principal invested. Past performance is no guarantee of future results. Closed-end funds frequently trade at a discount to their net asset value.

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $1 trillion in assets under management as of 30 June 2020 and operations in 27 countries. Its investment specialists offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

EPS-1295370PR-E0820X

###